Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Acutus Medical, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 14, 2020, except for the third paragraph of Note 20, as to which the date is July 30, 2020, contains an explanatory paragraph that states that the Company has incurred operating losses since inception and expects to continue to incur significant operating losses for at least the next several years that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to a change in the method of accounting for leases.

/s/ KPMG LLP

San Diego, California

July 30, 2020